Exhibit A.I – Comments of the Officers

(Item 10 of Exhibit 24 of CVM Instruction 480/09)

10.1– General financial and asset conditions

a) general financial and asset conditions.

The Executive Board understands that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term. As of December 31, 2016, the Company had total current assets in the amount of R$23,886.8 million, of which R$7,876.8 million were cash and cash equivalents, while current liabilities amounted to R$28,773.6 million on December 31, 2016. The current liquidity ratio, used to assess the Company’s capacity to meet its short-term commitments, was 0.8x.

As of December 31, 2015, the Company had total current assets in the amount of R$28,314.5 million, of which R$13,620.2 million were cash and cash equivalents, while current liabilities amounted to R$30,141.9 million on December 31, 2015. The current liquidity ratio, used to assess the Company’s capacity to meet its short-term commitments, was 0.9x.

As of December 31, 2014, the Company had total current assets in the amount of R$20,728.5 million, of which R$9,722.1 million were cash and cash equivalents. As of December 31, 2014, its current liabilities totaled R$21,824.8 million. The current liquidity ratio, used to assess the capacity of the Company to meet its short-term commitments, was 0.9x.

As seen above, the Company’s current liquidity ratio remained stable year on year, at around 1, thus confirming its ability to meet its short-term obligations. In other words, its short-term assets are very close to its short-term obligations.

(R$ millions)	12/31/2016	12/31/2015	12/31/2014
Total Current Assets	23,886.8	28,314.5	20,728.5
Total Current Liabilities	28,773.6	30,141.9	21,824.8
Net Working Capital Ratio (CA-CL)	(4,886.8)	(1,827.4)	(1,096.3)

b) capital structure.

The Company’s capital structure was the following: (i) as of December 31, 2014 – 60% of equity and 40% of third-party financing, (ii) as of December 31, 2015, 56% of equity and 44% of third-party financing; and (iii) as of December 31, 2016, 56% of equity and 44% of third-party financing.

Additionally, its cash position net of bank overdrafts and cash net of debt during the same period behaved as follows: (i) as of December 31, 2014 – cash net of bank overdrafts of R$9,623,0 million and cash net of debt of R$7,000.4 million; (ii) as of December 31, 2015 – cash net of bank overdrafts of R$13,617.6 million and cash net of debt of R$10,018.1 million; and (iii) as of December 31, 2016 - cash net of bank overdrafts of R$7,876.8 and cash net of debt of R$2,480.5.

The level of net debt maintained throughout recent years is adequate to allow the Company to implement its business plan and meet its short and medium-term obligations.

c) payment capacity in relation to financial commitments undertaken

In view of the Company’s debt profile, as described in 10.1(f) below (total debt of R$5,396.3 million as of December 31, 2016, of which R$3,630.6 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$23,886.8 million), cash and cash equivalents (R$7,876.8 million), current liquidity ratio (0.8x) and cash net of debt (R$2,480.5 million), all as of December 31, 2016, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

d) sources of financing for working capital and investments in non-current assets used

The Company’s working capital cycle has substantially evolved every year since 2014, and as of December 31, 2016, it reported a negative working capital, meaning that there is no need to raise new loans to finance working capital.

With regard to investments in non-current assets, the Company’s current cash position and the expected cash flow generation are sufficient to cover these investments. In any case, the Company has wide access to funding sources should there be an occasional need for supplemental cash funding for such investments.

e) sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls

The Company has access to credit facilities extended by leading Brazilian and foreign banks, and has already raised funds in domestic and international capital markets. The Company’s current investment grade rating issued by key international rating agencies facilitates its access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings.

f) levels of indebtedness and characteristics of debts

In the years ended on December 31, 2016, 2015 and 2014, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral, or are unsecured. Most of the loan contracts contain financial covenants including:

• Financial covenants, including restrictions on new borrowing;

• Going-concern;

• Maintenance, in use or in good condition for the business, of the Company's properties and assets;

• Restrictions on acquisitions, mergers, sale or disposal of its assets;

• Disclosure of financial statements under Brazilian GAAP and IFRS; and/or

• Prohibition related to new real guarantees for loans contracted, except if: (i) expressly authorized under the loan agreement in question, (ii) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (e.g. World Bank) or located in jurisdictions in which the Company operates.

These clauses apply to the extent that the events mentioned produce material adverse effects on the Company and / or its subsidiaries or the rights of its creditors, and, in the event of a breach, the Company is granted a grace period to cure such default.

Additionally, all agreements entered into with the BNDES are subject to certain “provisions applicable to agreements entered into with the BNDES” (“Provisions”). Such Provisions require the borrower, to obtain prior consent of BNDES if they, for instance, wish to: (i) raise new loans (except for loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any item of their fixed assets (except as provided for in the Provisions).

In addition, below there is additional information in relation to each one of the years ended on December 31, 2016, 2015 and 2014.

2016

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) flat rate for the Bond 2017; and (ii) basket of currencies (UMBNDES) and Long-Term Interest Rate (TJLP) to loans from BNDES.

As at December 31, 2016, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile as of December 31, 2016

Debt Instruments	2017	2018	2019	2020	2021	After	Total
BNDES Basket Debt floating rate
BNDES Basket Debt floating rate	22.7	-	-	-	-	-	22.7
UMBNDES + Average Pay Rate	1.70%	0.00%	0.00%	0.00%	0.00%	0.00%	1.70%
TJLP BNDES Debt floating rate
Notional Amount	216.2	163.2	73.7	9.0	9.9	142.8	614.8
TJLP + Average Pay Rate	9.47%	9.32%	8.63%	0.00%	0.00%	0.00%	6.84%
International Debt
Other Latin-American currencies floating rate	-	-	-	4.9	-	-	4.89
Average Pay Rate	0.00%	0.00%	0.00%	2.66%	0.00%	0.00%	2.66%
Other Latin-American currencies fixed rate	114.0	193.7	-	-	-	39.3	347.0
Average Pay Rate	9.37%	9.50%	0.00%	0.00%	0.00%	4.25%	8.86%
US dollar – fixed rate	-	-	11.5	-	-	-	11.5
Average Pay Rate	0.00%	0.00%	6.00%	0.00%	0.00%	0.00%	6.00%
US dollar – floating rate	1,508.7	329.3	22.1	-	-	-	1,860.1
Average Pay Rate	1.32%	2.18%	1.53%	0.00%	0.00%	0.00%	1.48%
Canadian dollar – floating rate	1.259,1	-	-	-	-	-	1,259.1
Average Pay Rate	1.59%	0.00%	0.00%	0.00%	0.00%	0.00%	1.59%
Debt in Reais - ICMS fixed rate
Notional Amount	33.6	112.1	35.0	32.1	35.5	129.8	378.2
Average Pay Rate	6.41%	2.56%	6.09%	4.19%	3.46%	4.54%	4.13%
Debt in Reais - fixed rate
Notional Amount	476.3	134.3	97.6	27.0	124.2	338.8	898.1
Average Pay Rate	8.97%	5.85%	6.02%	4.46%	12.46%	3.69%	8.30%
Total indebtedness	3,630.6	932.5	239.9	73.0	169.6	350.7	5,396.3

2015

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) flat rate for the Bond 2017; and (ii) basket of currencies (UMBNDES) and Long-Term Interest Rate (TJLP) to loans from BNDES.

As at December 31, 2015, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile as of December 31, 2015

Debt Instruments	2016	2017	2018	2019	2020	After	Total
BNDES Basket Debt floating rate
BNDES Basket Debt floating rate	131.8	27.2	-	-	-	-	159.0
UMBNDES + Average Pay Rate	1.74%	1.7%	-	-	-	-	1.7%
TJLP BNDES Debt floating rate
Notional Amount	426.6	198.3	144.9	60.7	-	-	830.5
TJLP + Average Pay Rate	9.7%	9.8%	9.8%	9.8%	-	-	9.8%
International Debt
Other Latin-American currencies fixed rate	177.1	240.0	-	-	-	-	417.5
Average Pay Rate	9.1%	9.4%	-	-	-	-	9.3%
US dollar – fixed rate	-	-	-	-	-	15.7	15.7
Average Pay Rate	-	-	-	-	-	6.0%	6.0%
Average Pay Rate – floating rate	379.7	448.2	3.8	20.8	-	-	852.5
Average Pay Rate	1.7%	1.5%	6.0%	6.0%	-	-	1.8%
Debt in Reais - ICMS fixed rate
Notional Amount	34.3	34.4	31.1	22.3	13.2	46.7	182.0
Average Pay Rate	4.6%	4.6%	4.6%	4.6%	4.6%	4.7%	4.6%
Debt in Reais - fixed rate
Notional Amount	133.1	423.8	136.6	103.2	31.9	313.7	1,142.3
Average Pay Rate	5.6%	8.1%	5.6%	5.8%	5.2%	9.8%	7.7%
Total indebtedness	1,282.6	1,372.3	316.4	207.0	45.1	376.1	3,599.5

2014

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) flat rate for the Bond 2017; and (ii) basket of currencies (UMBNDES) and Long-Term Interest Rate (TJLP) to loans from BNDES.

As at December 31, 2014, the Company was in compliance with its contractual obligations for its loans and financings.

Debt Profile as of December 31, 2014

Debt Instruments	2015	2016	2017	2018	2019	After	Total
BNDES Basket Debt floating rate
BNDES Basket Debt floating rate	139.4	78.4	18.5	-	-	-	236.2
UMBNDES + Average Pay Rate	1.47%	1.74%	1.70%	-	-	-	1.58%
TJLP BNDES Debt floating rate
Notional Amount	480.6	382.7	154.8	102.1	42.6	-	1,162.9
TJLP + Average Pay Rate	7.20%	7.23%	7.31%	7.31%	7.31%	-	7.24%
International Debt
Other Latin-American currencies floating rate	1.9	-	-	-	-	-	1.87
Average Pay Rate	9.01%	-	-	-	-	-	9.01%
Other Latin-American currencies fixed rate	68.2	-	-	-	-	-	68.2
Average Pay Rate	10.09%	-	-	-	-	-	10.09%
US dollar – fixed rate	19.5	-	-	-	-	-	19.5
Average Pay Rate	4.09%	-	-	-	-	-	4.09%
US dollar – floating rate	186.6	85.0	1.9	1.1	15.2	12.0	302.0
Average Pay Rate	1.39%	1.96%	4.27%	6.00%	6.00%	7.92%	2.08%
Debt in Reais - ICMS fixed rate
Notional Amount	53.4	23.2	26.1	16.3	17.2	45.7	181.9
Average Pay Rate	4.56%	4.56%	4.56%	4.56%	4.56%	5.36%	4.76%
Debt in Reais - fixed rate
Notional Amount	38.2	68.8	349.0	63.4	58.3	72.2	650.0
Average Pay Rate	4.41%	5.43%	8.70%	5.54%	5.46%	3.52%	6.93%
Total indebtedness	988.1	638.1	550.3	183.0	133.2	129.9	2,622.6

g) borrowing limits contracted and percentages utilized

As of December 31, 2016, the Company had loans with BNDES, FINEP and FINAME credit facilities and other lines of credit with private banks, in the amount of R$5,877.9 million. Of this total, R$5,396.3 million (92%) are being used, with R$481.6 million (8%) still available.

h) significant changes to each item of the Financial Statements

The following table shows the amounts outstanding on the Company balance sheet for the periods indicated.

BALANCE SHEET

(R$ millions)	As of December 31,
Assets	2016	2015	2014

Cash and cash equivalents	7,876.8	13,620.2	9,722.1
Short-term investments	282.8	215.1	713.0
Derivative financial instruments	196.6	1,512.4	882.5
Trade receivables	4,368.1	4,165.7	3,028.9
Inventories	4,347.1	4,338.2	3,411.3
Taxes and social contribution receivable	35,423.3	3,194.9	1,581.9
Other assets	1,392.1	1,268.0	1,388.8
Current Assets	23,886.8	28,314.5	20,728.5

Short-term investments	104.3	118.6	68.0
Derivative financial instruments	16.3	51.4	5.5
Taxes and social contribution receivable	347.7	892.8	1,161.2
Deferred income tax and social contribution	2,268.2	2,749.9	1,392.5
Other assets	1,973.6	2,140.2	1,736.5
Employee Benefits	33.5	8.6	12.8
Investments	300.1	714.9	40.4
Property, plant and equipment	19,153.8	19,140.1	15,740.1
Intangible assets	5,245.9	5,092.2	3,754.9
Goodwill	30,511.2	30,953.1	27,502.9
Non-current assets	59,954.6	61,861.8	51,414.8

Total assets	83,841.4	90,176.3	72,143.3

Liabilities and shareholders’ equity

Accounts payable	10,868.8	11,833.7	8,708.7
Derivative financial instruments	686.4	4,673.0	1,909.2
Loans and financing	3,630.6	1,282.6	988.1
Bank overdrafts	-	2.5	99.1
Salaries and charges	686.6	915.6	598.4
Dividends and interest on shareholders’ equity payable	1,714.4	598.6	2,435.3
Income tax and social contribution payable	904.2	1,245.3	640.4
Taxes, charges and contributions payable	3,378.2	3,096.8	2,903.3
Put option granted on interest in controlled company and other liabilities	6,735.8	6,370.7	3,403.1
Provisions	168.6	123.1	139.2
Current liabilities	28,773.6	30,141.9	21,824.8

Accounts payable	237.8	110.1	73.9
Derivative financial instruments	27.0	145.1	29.9
Loans and financing	1,765.7	2,316.9	1,634.6
Deferred tax liabilities	2,329.7	2,473.6	1,737.6
Taxes, charges and contributions payable	681.4	910.0	610.9
Put option granted on interest in controlled company and other liabilities	471.8	1,023.6	286.7
Provisions	765.4	499.5	543.2
Employee benefits	2,137.7	2,221.9	1,757.0
Non-current liabilities	8,416.5	9,700.7	6,673.8

Total liabilities	37,190.1	39,842.6	28,498.6

Shareholders’ equity
Capital Stock	57,614.1	57,614.1	57,582.4
Reserves	64,230.0	62,574.8	59,907.1
Equity Valuation Adjustment	(77,019.1)	(71,857.0)	(75,267.9)
Controlling shareholders’ interest	44,825.0	48,331.9	42,221.6
Non-controlling interest	1,826.3	2,001.8	1,423.1
Total shareholders’ equity	46,651.3	50,333.7	43,644.7

Total liabilities and shareholders’ equity	83,841.4	90,176.3	72,143.3

For additional information on the accounting practices adopted by the Company, see section 10.5.

Comparative analysis of Balance Sheets as of December 31, 2016 and December 31, 2015

(R$ millions. except percentages)	As of December 31,
		Vertical		Vertical	Change
	2016	Analysis	2015	Analysis	2016/2015
Assets

Cash and cash equivalents	7,876.8	9.4%	13,620.2	15.1%	-42.2%
Financial investments	282.8	0.3%	215.1	0.2%	31.5%
Derivative financial instruments	196.6	0.2%	1,512.4	1.7%	-87.0%
Accounts receivable	4,368.1	5.2%	4,165.7	4.6%	4.9%
Inventories	4,347.1	5.2%	4,338.2	4.8%	0.2%
Tax and social contribution receivable	5,423.3	6.5%	3,194.9	3.5%	69.7%
Other assets	1,392.1	1.7%	1,268.0	1.4%	9.8%
Current assets	23,886.8	28.5%	28,314.5	31.4%	-15.6%

Financial investments	104.3	0.1%	118.6	0.1%	-12.1%
Derivative financial instruments	16.3	0.0%	51.4	0.1%	-68.3%
Tax and contributions receivable	347.7	0.4%	892.8	1.0%	-61.1%
Deferred income and social contribution taxes	2,268.2	2.7%	2,749.9	3.0%	-17.5%
Other assets	1,973.6	2.4%	2,140.2	2.4%	-7.8%
Employee benefits	33.5	0.0%	8.6	0.0%	289.5%
Investments	300.1	0.4%	714.9	0.8%	-58.0%
Property, plant and equipment	19,153.8	22.8%	19,140.1	21.2%	0.1%
Intangible assets	5,245.9	6.3%	5,092.2	5.6%	3.0%
Goodwill	30,511.2	36.4%	30,953.1	34.3%	-1.4%
Non-current assets	59,954.6	71.5%	61,861.8	68.6%	-3.1%

Total assets	83,841.4	100.0%	90,176.3	100.0%	-7.0%

Liabilities and shareholders’ equity

Accounts payable	10,868.8	29.2%	11,833.7	29.7%	-8.2%
Derivative financial instruments	686.4	1.8%	4,673.0	11.7%	-85.3%
Loans and financing	3,630.6	9.8%	1,282.6	3.2%	183.1%
Overdraft account	-	-	2.5	0.0%	-100.0%
Salaries and charges	686.6	1.8%	915.6	2.3%	-25.0%
Dividends and interest on shareholders’ equity payable	1,714.4	4.6%	598.6	1.5%	186.4%
Income and social contribution taxes payable	904.2	2.4%	1,245.3	3.1%	-27.4%
Taxes, charges and contributions payable	3,378.2	9.1%	3,096.8	7.8%	9.1%
Put option granted on interest in controlled company and other liabilities	6,735.8	18.1%	6,370.7	16.0%	5.7%
Provisions	168.6	0.5%	123.1	0.3%	37.0%
Current liabilities	28,773.6	77.4%	30,141.9	75.7%	-4.5%

Accounts payable	237.8	0.6%	110.1	0.3%	116.0%
Derivative financial instruments	27.0	0.1%	145.1	0.4%	-81.4%
Loans and financing	1,765.7	4.7%	2,316.9	5.8%	-23.8%
Deferred income and social contribution taxes	2,329.7	6.3%	2,473.6	6.2%	-5.8%
Taxes, charges and contributions payable	681.4	1.8%	910.0	2.3%	-25.1%
Put option granted on interest in controlled company and other liabilities	471.8	1.3%	1,023.6	2.6%	-53.9%
Provisions	765.4	2.1%	499.5	1.3%	53.2%
Employee benefits	2,137.7	5.7%	2,221.9	5.6%	-3.8%
Non-current liabilities	8,416.5	22.6%	9,700.7	24.3%	-13.2%

Total liabilities			39,842.6	100,0%

Shareholders’ equity
Capital stock	57,614.1	68.7%	57,614.1	63.9%	0.0%
Reserves	64.230.0	76.6%	62,574.8	69.4%	2.6%
Adjustment to equity valuation	(77,019.1)	-91.9%	(71,857.0)	-79.7%	7.2%
Controlling shareholders’ equity	44,825.0	53.3%	48,331.9	56.3%	-7.3%
Minority interests	1,826.3	2.2%	2,001.8	2.2%	-8.8%
Total shareholders’ equity	46,651.3	55.6%	50,333.7	55.8%	-7.3%

Total liabilities and shareholders’ equity	83,841.4	100.0%	90,176.3	100.0%	-7.0%

Assets

Cash and cash equivalents

As of December 31, 2016, the balance of cash and cash equivalents and short-term investments totaled R$8,159.6 million compared to R$13,835.3 million as of December 31, 2015. The reduction of R$5,675.7 million or 41.0% is primarily due to (i) a weaker operating performance; (ii) worsening of working capital, mainly due to a significant reduction in accounts payable and other accounts payable; (iii) a relevant increase in income tax and social contribution paid in 2016; and (iv)  higher amounts in acquisition of subsidiaries, net of acquired cash.

Trade receivables

As of December 31, 2016, the balance of receivables totaled R$4,368.1 million, compared to R$4,165.7 million on December 31, 2015, an increase of R$202.4 million, or 4.9%

Inventories

As of December 31, 2016, the inventories balance totaled R$4,347.1 million compared to R$4,338.2 on December 31, 2015. The increase of R$8.9 million or 0.2% was primarily due to the increase in the stock of finished goods and raw materials in 2016, together with the effect of currency translation of our overseas operations:

(R$ millions)	2016	2014	5
Finished goods	1,445.5	1,572.5
Work in progress	328.5	304.7
Raw material	1,962.7	1,857.4
Consumables	50.0	50.6
Storeroom and other	447.2	420.4
Prepayments	234.5	239.4
Impairment losses	(121.3)	(106.8)
	4,347.1	4,338.2

Income tax and social contribution receivable

As of December 31, 2016, the balance of current and non-current taxes and contributions receivable totaled R$5,771.0 million, compared to R$4,087.7 million as of December 31, 2015. The increase was due mainly to the accumulation of tax credits from overseas to be offset in future years.

Property, plant and equipment

As of December 31, 2016, the balance of property, plant and equipment totaled R$19,153.8 million compared to R$19,140.1 million on December 31, 2015. The change that resulted in a net increase of R$13.7 million, or 0,1%, is demonstrated in the table below:

(R$ millions)	2016					2015
Acquisition cost	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Initial balance	7,718.3	22,369.6	4,465.1	2,132.6	36,685.6	30,377.7
Effect of movements in foreign exchange	(474.7)	(1,528.0)	(427.4)	(222.6)	(2,652.7)	2,059.1
Acquisitions through business combinations	283.4	360.4	56.0	0.6	700.4	123.5
Sale through business combinations	-	-	-	-	-	(145.9)
Acquisitions through share exchange	221.2	185.0	-	27.7	433.9	-
Write-off through share exchange	(121.0)	(344.3)	(101.3)	(4.8)	(571.4)	-
Acquisitions	8.4	819.4	276.0	2,905.5	4,009.3	5,291.1
Disposals	(106.0)	(693.1)	(210.3)	(3.3)	(1,012.7)	(833.1)
Transfers from (to) other asset categories	800.6	1,595.3	526.1	(3,095.0)	(173.0)	(186.7)
Other	-	-	-	-	-	(0.1)
Balance at end	8,330.2	22,764.3	4,584.2	1,740.7	37,419.4	36,685.6
Depreciation and Impairment
Initial Balance	(2,244.0)	(12,562.6)	(2,738.9)	-	(17,545.5)	(14,637.6)
Effect of movements in foreign exchange	95.6	804.8	236.7	-	1,137.1	(1,066.7)
Sale through business combinations	-	-	-	-	-	91.6
Write-off through share exchange	52.8	241.7	51.4	-	345.9	-
Depreciation	(277.8)	(2,117.6)	(688.4)	-	(3,083.8)	(2,717.7)
Impairment losses	(0.1)	(120.7)	(0.1)	-	(120.9)	(110.7)
Disposals	95.3	646.0	187.5	-	928.8	762.5
Transfers from (to) other asset categories	-	21.7	39.7	-	61.4	117.5
Other	-	11.4	-	-	11.4	15.6
Balance at end	(2,278.2)	(13,075.3)	(2,912.1)	-	(18,265.6)	(17,545.5)
Carrying amount:
December 31, 2015	5,474.3	8.064,3	1.224,4	2,132.6	19,140.1	19,140.1
December 31, 2016	6,052.0	9.807,0	1.726,2	1,740.7	19,153.8

Intangible Assets

As of December 31, 2016, the intangible assets balance totaled R$5,245.9 million, compared to R$5,092.2 million on December 31, 2015. The net increase of R$153.7 million, or 3,0%, is primarily due to currency conversion and acquisitions of new brands.

Goodwill

As of December 31, 2016, the goodwill balance totaled R$30,511.2 million, compared to R$30,953.1 million on December 31, 2015.  The movement that resulted in a net decrease of R$441.9 million is demonstrated in the table below:

	2016	2015
Initial Balance	30,953.1	27,502.9
Effect of movements in foreign exchange	(2,388.9)	2,858.6
Acquisition of Subsidiaries	1,947.0	591.6
Balance at end	30,511.2	30,953.1

Liabilities

Accounts payables

As of December 31, 2016, the balance accounts payable totaled R$10,868.8 million compared to R$11,833.7 million on December 31, 2015, a decrease of R$964.9 million

Interest-bearing loans and borrowings

Current and non-current interest-bearing loans and borrowings totaled R$5,396.3 million as of December 31, 2016, compared to R$3,599.5 million as of December, 31, 2015, an increase of R$1,796.8 million, or 49.9% in gross indebtedness in the fiscal year ended December 31, 2016.

Income tax and social contribution

As of December 31, 2016, the balance of income tax and social contribution totaled R$904.2 million compared to R$1,245.3 million on December 31,2015. The decrease of R$341.1 million, or 27.4%, was primarily due to the decrease in the effective tax rate from 22.0% in 2015 to 2.4% in 2016.

The main events that took place in the period and that caused an impact on the effective rate were:

- Net financial revenue and other non-taxable revenue and non-deductible expenses: refer to non-taxable/non-deductible revenue and expenses in subsidiaries, whose observed variation occurs primarily as a result of the change in the exchange rate.

- Governmental subsidy related to taxes on sales: the Company was granted state tax incentives under certain industrial development programs in the form of financing, deferment of payment of taxes or partial reductions of the amount owed. Such subsidies for investment arising out of deferred or presumed credits on ICMS are deductible for income tax purposes.

- Income tax complement of controlled companies abroad owed in Brazil: reduction in tax expense related to the ascertainment of profit abroad reflects a better management of the group’s capital structure.

- Result of intragroup transactions taxable/deductible only in Brazil: refers to the change in the exchange rate and interest generated by intercompany operations based on different jurisdictions that are deductible only in Brazil. The change observed primarily occurs as a result of the effect of the change in the exchange rate.

- Benefit of deductibility of interest on net equity: according to the Brazilian legislation, the companies can opt to distribute interest on net equity (“JCP”) calculated based on the Long-Term Interest Rate (“TJLP”), which is deductible for income tax purposes under the applicable legislation, whose approximate amount distributed in the year is R$ 5.4 billion.

- Withholding income tax on dividends: change explained by the reversion of provision related to withholding tax on undistributed results of Argentinian subsidiaries due to a change in the legislation that exempts the payment of dividends from withholding tax, whose approximate amount is R$ 300 million, as opposed to the creation of provision and effect of the change in the exchange rate in the amount of approximately R$672 million in the same previous period.

- Recognition of deferred assets on tax loss of previous periods: the effect verified in this item is explained primarily by recognition of deferred assets on tax losses ascertained in foreign subsidiaries in previous periods, which were deemed to be recoverable by virtue of the expectation of generation of profit (Paragraph 19 of IAS 12) and a better management of the group’s capital structure.

Equity

As of December 31, 2016, the equity totaled R$46,651.3 million compared to R$50,333.7 million on December 31, 2015. The main reasons for the change in equity were: (i) profit for the year of R$ 13,083.4 million; (ii) gains in shareholders’ equity due to the conversion of overseas operations, for a total of R$4,127.7 million, and (iii) distribution of dividends and interest on net equity of R$ 11,500.6 million.

Deferred income tax and social contribution (Assets and Liabilities)

As of December 31, 2016, the balance of deferred tax (assets and liabilities) totaled R$ 61.5 million in liabilities, compared to R$276.3 million in assets on December 31, 2015. The change of R$337.8 million is described in the tables below, which contain a breakdown of deferred tax according to the origin of temporary difference.

(R$ millions)	2016
	Assets	Liabilities	Net
Financial investments	9.0	-	9.0
Intangible assets	0.7	(733.9)	(733.2)
Employee benefits	467.6	-	467.6
Accounts payable – currency variation	977.4	(531.3)	446.1
Accounts receivable	42.7	-	42.7
Derivatives	71.1	(110.7)	(39.6)
Loans and financing	-	(1.4)	(1.4)
Inventories	267.4	(13.8)	253.6
Property, plant and equipment	-	(905.7)	(905.7)
Withholding tax on undistributed dividends	-	(684.8)	(684.4)
Investments	-	(421.6)	(421.6)
Tax credits	1,139.9	-	1,139.9
Provisions	448.9	(44.6)	404.3
Other items	(15.1)	(23.3)	(38.4)
Gross deferred tax assets / (liabilities)	3,409.6	(3,471.1)	(61.5)
Offsetting	(1,141.4)	1,141.4	-
Net deferred tax assets / (liabilities)	2,268.2	(2,329.7)	(61.5)

(R$ millions)	2015
	Assets	Liabilities	Net
Financial investments	9.1	-	9.1
Intangible assets	5.8	(774.6)	(768.8)
Employee benefits	570.3	-	570.3
Accounts payable – currency variation	2,138.4	(357.1)	1,781.3
Accounts receivable	38.5	-	38.5
Derivatives	59.3	(131.7)	(72.4)
Loans and financing	-	(0.7)	(0.7)
Inventories	223.5	(66.4)	157.0
Property, plant and equipment	-	(737.3)	(737.3)
Withholding tax on undistributed dividends	-	(1,027.6)	(1,027.6)
Investments	-	-	-
Tax credits	308.4	-	308.4
Provisions	251.2	(32.0)	219.3
Other items	-	(200.6)	(200.6)
Gross deferred tax assets / (liabilities)	3,604.4	(3,328.1)	276.3
Offsetting	(854.6)	854.6	-
Net deferred tax assets / (liabilities)	2,749.9	(2,473.5)	276.3

Comparative analysis of Operating Results as of December 31, 2016 and 2015

Please find below the consolidated results of the Company:

Highlights of the Consolidated Financial Information

(in millions of Reais, except for amounts relating to volume, percentages and earnings per share*)

	Year ended December 31,
		Vertical		Vertical	Change
	2016	Analysis	2015	Analysis	2016/2015

Sales volume (000 hectoliters)	159,821.6		169,078.2		-5.5%

Net revenues	45,602.6	100%	46,720.2	100%	-2.4%
Cost of sales	(16,678.0)	-36.6%	(16,061.4)	-34.4%	3.8%
Gross profit	28.924.6	63.4%	30,658.8	65.6%	-5.7%

Logistics expenses	(6,085.5)	-13.3%	(5,833.2)	-12.5%	4.3%
Selling expenses	(5,925.0)	-13.0%	(5,344.7)	-11.4%	10.9%
Administrative expenses	(2,166.1)	-4.7%	(2,281.3)	-4.9%	-5.0%
Other operating revenues (expenses), net	1,223.1	2.7%	1,936.1	4.1%	-36.8%
Non-recurring items	1,134.3	2.5%	(357.2)	-0.8%	-417.6%
Operating profit	17,105.4	37.5%	18,778.5	40.2%	-8.9%

Financial expenses	(4,597.9)	-10.1%	(3,562.4)	-7.6%	29.1%
Financial revenues	895.9	2.0%	1,294.2	2.8%	-30.8%
Financial income, net	(3,702.0)	-8.1%	(2,268.2)	-4.9%	63.2%

Share of results of subsidiaries and associates	(5.0)	0.0%	3.1	0.0%	-261.3%
Net profit before income tax and social contributions	13,398.4	29.4%	16,513.4	35.3%	-18.9%

Income tax and social contributions	(315.0)	-0.7%	(3,634.2)	-7.8%	-91.3%
Net profit for the year	13,083.4	28.7%	12,879.2	27.6%	1.6%
Share of controlling shareholders	12,546.6		12,423.8
Minority interests	536.8		455.4

*Amounts may not add due to rounding

Highlights of the Financial Information by Business Segment

The table below contains some highlights of the financial information by business segment related to the years ended on December 31, 2016 and 2015:

	2016						2015
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total

Net revenue	24,954.6	3,973.2	10,212.9	6,461.9	45,602.6	26,326.1	3,328.8	11,255.6	5,809.7	46,720.2
Cost of sales	(9,071.8)	(1,798.6)	(3,685.4)	(2,122.2)	(16,678.0)	(8,358.3)	(1,563.0)	(4,306.8)	(1,833.3)	(16,061.4)
Gross profit	15,882.8	2,174.6	6,527.5	4,339.7	28,924.6	17,967.8	1,765.8	6,948.8	3,976.4	30,658.8
Administrative, sales and marketing expenses	(8,084.5)	(1,038.3)	(2,697.4)	(2,356.4)	(14,176.6)	(7,667.5)	(905.9)	(2,770.4)	(2,115.4)	(13,459.2)
Other operating revenue (expenses)	1,274.1	9.6	(39.0)	(21.6)	1,223.1	1,871.6	(0.1)	60.4	4.2	1,936.1
Non-recurring items	1,196.7	(13.5)	(41.5)	(7.4)	1,134.3	(265.5)	(8.4)	(39.9)	(43.4)	(357.2)
Operating Result	10,269.1	1,132.4	3,749.6	1,954.3	17,105.4	11,906.4	851.4	4,198.9	1,821.8	18,778.5

(1) Beer and soft drinks operations in Central America and the Caribbean (“CAC”).

(2) Includes operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Colombia, Peru and Ecuador.

Net Revenue

For further information on net revenue from sales, please refer to item 10.2(b).

Cost of sales

Total cost of sales increased 3.8% for the year ended December 31, 2016, totaling R$ 16,678.0 million, compared to R$ 16,061.4 million in same period in 2015. As a percentage of our net revenue, total cost of sales increased to 36.6% in 2016, in relation to 34.4% in 2015.

		Cost of sales per hectoliter
		Year ended on December 31,
	2016	2015	% Variation
		(R$, except for percentages)
Latin America North	93.2	80.4	16.0%
Brazil	84.8	73.1	16.0%
Beer Brazil(1)	92.1	79.2	16.3%
Cold drinks & Nanc(2)	63.5	55.2	15.1%
CAC(3)	186.0	171.6	8.4%
Latin America South	111.9	119.9	-6.7%
Canada	207.0	189.0	9.5%
Ambev Consolidated	104.4	95.0	9.9%

(1) Beer and “near beer” operations of the Company in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operations in Central America and the Caribbean (“CAC”).

Latin America North Operations

Brazilian Operations

Total cost of sales of our Brazilian operations increased 8.5% for the year ended on December 31, 2016 to R$ 9,071.8 million against R$8,358.3 million in the same period in 2015. The cost of sales per hectoliter of our Brazilian operations increased 16.0% for the year ended on December 31, 2016, to R$84.8/hl in relation to R$73.1/hl in the same period in 2015.

Beer Operation in Brazil

The cost of sales of our Brazilian beer and “near beer” operation increased 8.6% to R$7,339.9 million for the year ended on December 31, 2016. The cost of sales per hectoliter presented an increase of 16.3%. Such increase was mainly driven by the adverse impact of foreign exchange hedge, higher industrial depreciation, increased weight of premium products, being all of these effects partially offset by savings in supplies, productivity gains, increase in the weight of returnable glass bottles, as well as the benefit of our currency and commodities hedging.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages operations in Brazil

Cost of sales of carbonated soft drinks and non-alcoholic and non-carbonated beverages (CSD & NANC) in Brazil increased 8.2%, reaching R$ 1,731.9 million. The cost of sales per hectoliter increased 15.1%, totaling R$ 63.5/hl, driven by the adverse effect of foreign exchange hedge, higher industrial depreciation, partially offset by the benefit of our commodities hedging together with savings in supplies and productivity gains.

Operations in Central America and the Caribbean (“CAC”)

The cost of sales of our operations in CAC increased 15.1% in 2016 to R$1,798.6 million. The cost of sales per hectoliter increased by 8.4% in reported terms, but 3.3% in organic terms, disregarding the effects of currency variation on conversion into Reais. The increase in cost per hectoliter in local currency is explained by the increased cost of certain raw materials and of packaging.

Latin America South (“LAS”) Operations

The cost of sales of our Latin America South (LAS) operations was of R$3,685.4 million in 2016, representing a reduction of 14.4% compared to 2015. The cost of sales per hectoliter presented a reduction of 6.7% in reported terms, but an increase of 13.4% in organic terms, ignoring currency variation effects on conversion into Reais.  Such increase was driven by the adverse effects of foreign currency transactions, and general inflation in Argentina, being all of these partially offset by the benefit of our currency and commodities hedging.

Operation in Canada

The cost of sales of our Canadian operations increased 15.8% for the year ended on December 31, 2016, totaling R$2,122.2 million, compared to R$1,833.3 million in 2015. The increase per hectoliter was 9.5%, primarily due to the effect of conversion into Reais with the appreciation in average exchange rate of the Canadian dollar, the increase in the production and distribution costs of our recent acquisitions in craft beer, ready-to-drink and cider categories, and the adverse effect of foreign currency transactions, partly offset by currency and commodities hedging.

Gross Profit

Our gross profit decreased by 5.7% for the year ended on December 31, 2016 to R$28,924.6 million, compared to R$30,658.8 million in the same period of 2015.  The table below shows the contribution of each business unit to the Company’s consolidated gross profit.

	Gross Profit
	2016				2015
	(R$ million, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Latin America North	18,057.4	62.4%	62.4%	19,733.6	64.4%	66.5%
Brazil	15,882.8	54.9%	63.6%	17,967.8	58.6%	68.3%
Beer Brazil(1)	13,833.2	47.8%	65.3%	15,683.7	51.2%	69.9%
Soft drinks & Nanc(2)	2,049.6	7.1%	54.2%	2,284.1	7.5%	58.8%
CAC(3)	2,174.6	7.5%	54.7%	1,765.8	5.8%	53.0%
Latin America South	6,527.5	22.6%	63.9%	6,948.8	22.7%	61.7%
Canada	4,339.7	15.0%	67.2%	3,976.4	13.0%	68.4%
Ambev Consolidated	28,924.6	100.0%	63.4%	30,658.8	100.0%	65.6%

(1) Beer and “near beer” operations of the Company in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operations in Central America and the Caribbean (“CAC”).

Administrative, Distribution, Sales and Marketing Expenses

Our administrative, distribution, sales and marketing expenses totaled R$14,176.6 million for the year ended on December 31, 2016, representing a 5.3% growth compared to the same period in 2015.  Please find below an analysis of administrative, distribution, sales and marketing expenses for each business unit.

Latin America North Operations

Brazilian Operations

Administrative, distribution, sales and marketing expenses in Brazil totaled R$8,084.5 million for the year ended on December 31, 2016, an increase of 5.4% compared to the same period in 2015.

Brazilian Beer Operation

Administrative, distribution, sales and marketing expenses totaled R$7,095.9 million for the year ended on December 31, 2016, a 4.6% increase compared to the same period in 2015. This increase is explained mainly by (i) higher sales and marketing expenses, since we continued to invest in our brands; (ii) an increase in logistics costs as a result of inflation and an increase in weight of returnable glass bottles, specially in supermarkets, and (iii) higher depreciation expenses, all of which were partially offset by reduction in administrative expenses, due to efficiency gains.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages operations in Brazil

Administrative, distribution, sales and marketing expenses for the segment of carbonated soft drinks and non-alcoholic and non-carbonated beverages totaled R$988.6 million for the year ended on December 31, 2016, an increase of 12.2% compared to the same period in 2015 due mainly to higher administrative and distribution expenses, which is mostly explained by a review in the allocation of logistic and administrative costs to better reflect the RefrigeNanc operations in our business in Brazil.

Central American and Caribbean (“CAC”) Operations

Administrative, distribution, sales and marketing expenses for our operations in CAC totaled R$1,038.3 million for the year ended on December 31, 2016, an increase of 14.6% compared to the same period in 2015, driven principally by the impact of currency conversion, higher expenses with distribution, sales and marketing, due to a strong growth in volume in the region, and currency higher depreciation. In organic terms, ignoring the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses increased 9.5%.

Latin America South Operations (“LAS”)

Administrative, distribution, sales and marketing expenses amounted to R$2,697.4 million for the year ended on December 31, 2016, a decrease of 2.6% when compared with the year 2015, since the increase of transportation and labor force costs mainly driven by a high inflation in Argentina was more than offset by the impact of currency conversion. In organic terms, disregarding the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses increased 27.3%.

Canada operations

Administrative, distribution, sales and marketing expenses of our Canada operations totaled R$2,356.4 million for the year ended December 31, 2016, an increase of 11.4% compared to 2015, because of the adverse effect of currency conversion. In organic terms, disregarding the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses increased 0.6%.

Other Operating Income (Expenses), Net

The net balance of other operating income and expenses for the year 2016 showed a gain of R$1,223.1 million against a gain of R$1,936.1 million registered in 2015. The decrease of 36.8% is primarily explained by the reduction in government subsidies relating to long-term ICMS incentives as a consequence of a drop in volume and a negative geographic mix of revenue.

Non-Recurring Items

Non-recurring items amounted to a revenue of R$1,196.7 million in 2016, compared to an expense of R$357.2 million recorded in 2015. This variation is primarily explained by a gain with no cash effect with exchange of shares whereby the Company transferred its operations in Colombia, Peru and Ecuador to ABI, which, in turn, transferred the operation in Panama to the Company.

Operating Income

Operating income decreased 8.9% in the period ended on December 31, 2016, reaching R$17,105.4 million against R$18,778.5 million in the same period of 2015, due primarily to smaller gross profit, along with higher commercial expenses and smaller operating revenue mostly related to long-term ICMS tax incentives, all of which partly offset by smaller administrative expenses and revenue from non-recurring items.

Net Financial Result

The financial result for the year ended December 31, 2016 comprised expenses of R$3,702.0 million, against expenses of R$2,268.2 million in 2015. This increase of 63.2% can be explained primarily by (i) expenses with interest, which includes the put option of our investment in Dominican Republic (approximately R$ 600 million), and (ii) losses from derivative instruments.

Our total indebtedness for the year ended December 31, 2016 increased R$1,796.8 million in comparison with 2015, while current cash and cash equivalents, net of overdrafts, and financial investments decreased R$ 5,673.1 million.

Income tax and social contribution expense

Expenses for income tax and social contribution in 2016 amounted to R$315.0 million, compared to R$ 3,634.2 million recorded in 2015. The effective rate was 2.40%, against the previous year’s rate of 22.0%, mainly due to gains from other tax adjustments, of which (i) approximately R$ 400 million are explained by the reversion of provisions of withholding tax related to undistributed profits in Argentina and (ii) approximately R$ 800 million due to recognition of active deferred taxes on tax losses in international subsidiaries due to an improvement of our capital structure outside Brazil, reversing a negative impact reported in item Other Tax Adjustments in 2015 and previous years.

Net Profit

Our net profit for the year ended on December 31, 2016 was R$13,083.4 million, representing an increase of 1.6% compared to the R$12,879.1 million in 2015.

Comparative analysis of Operating Results as of December 31, 2015 and 2014

Please find below the consolidated results of the Company:

Highlights of the Consolidated Financial Information

(in millions of Reais, except for amounts relating to volume, percentages and earnings per share*)

	Year ended December 31,
		Vertical		Vertical	Change
	2015	Analysis	2014	Analysis	2015/2014

Sales volume (000 hectoliters)	169,078.2		171,765.7		-1.6%

Net revenues	46,720.2	100%	38,079.8	100.0%	22.7%
Cost of sales	(16,061.4)	-34.4%	(12,814.6)	-33.7%	25.3%
Gross profit	30,658.8	65.6%	25,265.2	66.3%	21.3%

Logistics expenses	(5,833.2)	-12.5%	(4,847.3)	-12.7%	20.3%
Selling expenses	(5,344.7)	-11.4%	(4,311.5)	-11.3%	24.0%
Administrative expenses	(2,281.3)	-4.9%	(1,820.0)	-4.8%	25.3%
Other operating revenues (expenses), net	1,936.1	4.1%	1,629.2	4.3%	18.8%
Operating profit before special items	19,135.7	41.0%	15,915.6	41.8%	20.2%
Special items	(357.2)	-0.8%	(89.0)	-0.2%	301.3%
Operating profit	18,778.5	40.2%	15,826.6	41.6%	18.7%

Financial expenses	(3,562.4)	-7.6%	(2,648.6)	-7.0%	34.5%
Financial revenues	1,294.2	2.8%	1,173.2	3.1%	10.3%
Financial income, net	(2,268.2)	-4.9%	(1,475.4)	-3.9%	53.7%

Share of results of subsidiaries and associates	3.1	0.0%	17.4	0.0%	-82.2%
Net profit before income tax and social contributions	16,513.4	35.3%	14,368.6	37.7%	14.9%

Income tax and social contributions	(3,634.2)	-7.8%	(2,006.6)	-5.3%	81.1%
Net profit for the year	12,879.2	27.6%	12,362.0	32.5%	4.2%
Share of controlling shareholders	12,423.8		12,065.5
Minority interests	455.4		296.5

*Amounts may not add due to rounding

Financial Highlights by Business Segment

Please find below some financial highlights by business segment for the years ended on December 31, 2015 and 2014:

	Year ended on December 31,
	2015					2014
	Brazil	CAC(1)	LAS (2)	Canada	Total	Brazil	CAC(1)	LAS (2)	Canada	Total
Net sales	26,326.1	3,328.8	11,255.6	5,809.7	46,720.2	24,382.9	2,087.8	6,955.7	4,653.4	38,079.8
Cost of sales	(8,358.3)	(1,563.0)	(4,306.8)	(1,833.3)	(16,061.4)	(7,833.2)	(974.3)	(2,607.3)	(1,399.8)	(12,814.6)
Gross profit	17,967.8	1,765.8	6,948.8	3,976.4	30,658.8	16,549.7	1,113.5	4,348.4	3,253.6	25,265.2
Sales. marketing and administrative expenses	(7,667.5)	(905.9)	(2,770.4)	(2,115.4)	(13,459.2)	(7,055.9)	(596.9)	(1,676.4)	(1,649.6)	(10,978.8)
Other operating income /(expenses)	1,871.6	(0.1)	60.4	4.2	1,936.1	1,623.9	(3.0)	11.6	(3.3)	1,629.2
Special items	(265.5)	(8.4)	(39.9)	(43.4)	(357.2)	(11.6)	(38.6)	(28.8)	(10.0)	(89.0)
Income from operations	11,906.4	851.4	4,198.9	1,821.8	18,778.5	11,106.1	475.0	2,654.8	1,590.7	15,826.6

(1) Beer and soft drinks operations in Central America and the Caribbean (“CAC”).

(2) Includes operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Colombia, Peru and Ecuador.

Net Sales

For further information on net sales, please refer to item 10.2(b).

Cost of sales

Total cost of sales has increased 25.3% for the year ended December 31, 2015, from R$12,814.6 in the same period of 2014, to R$16,061.4 million. As a percentage of our net revenues, total cost of sales increased to 34.4% in 2015, from 33.7% in 2014.

		Cost of Sales per hectoliter
		Year ended on December 31,
	2015	2014	% Variation
		(R$. except for percentages)
Latin America North	80.4	70.2	14.4%
Brazil	73.1	66.7	9.6%
Beer Brazil(1)	79.2	70.9	11.7%
Cold drinks & Nanc(2)	55.2	54.6	1.0%
CAC(3)	171.6	123.2	39.3%
Latin America South	119.9	70.8	69.4%
Canada	189.0	147.0	28.5%
Ambev Consolidated	95.0	74.6	27.3%

(1) Beer and “near beer” operations of the Company in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operations in Central America and the Caribbean (“CAC”).

Latin America North Operations

Brazilian Operations

Total cost of sales of our Brazilian operations increased 6.7% for the year ended on December 31, 2015 to R$8,358.3 million against R$7,833.2 million in the same period in 2014.  The cost of sales per hectoliter of our Brazilian operations increased 9.6% for the year ended on December 31, 2015, to R$73.1/hl in relation to R$66.7/hl in the same period in 2014.

Beer Operation in Brazil

The cost of Sales of our Brazilian beer and “near beer” operation increased 9.7% to R$6,757.6 million for the year ended on December 31, 2015.  The cost of sales per hectoliter presented an increase of 11.7%.  Such increase was mainly driven by the adverse impact of foreign currency transactions, higher industrial depreciation, the increase of inflation in Brazil and the negative effect of the product mix, due mainly from the increased weight of premium beer products, these effects being partially offset by savings in supplies and productivity gains, as well as the benefit of our currency and commodities hedging.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages operations (“RefrigeNanc”) in Brazil

Cost of sales of carbonated soft drinks and non-alcoholic and non-carbonated beverages (CSD & NANC) in Brazil fell by 4.2%, totaling R$1,600.7 million.  The cost of sales per hectoliter increased 1.0% to R$55.2, driven by the adverse effect of foreign currency transactions, more depreciation and higher inflation in Brazil, almost totally offset by the substantial benefits of our commodities hedging together with savings in supply costs and productivity gains.

Operations in Central America and the Caribbean (“CAC”)

The cost of sales of our operations in CAC increased 60.4% in 2015 to R$1,563.0 million. The cost of sales per hectoliter increased by 39.3% in reported terms, but increased 2.4% in organic terms isolating the effects of currency effects on conversion into Reais. The increase in cost per hectoliter in local currency is explained by the increased cost of certain raw materials and of packaging.

Latin America South (“LAS”) Operations

The cost of sales of our Latin America South (LAS) operations was of R$4,306.8 million in 2015, representing a 65.2% growth compared to 2014. The cost of sales per hectoliter presented a 69.4% increase for the year in reported terms, but 36.6% in organic terms, ignoring currency variation effects on conversion into Reais.  Such increase in costs was driven by the adverse effects of foreign currency transactions, and higher inflation in Argentina, partially offset by the benefits of our currency and commodities hedging.

Operation in Canada

The cost of sales of our Canadian operations increased 31.0% for the year ended on December 31, 2015, totaling R$1,833.3 million, compared to R$1,399.8 million in 2014.  The increase per hectoliter was 28.5%, primarily due to the effect of conversion in Reais with the appreciation in average exchange rates of the Canadian dollar, the increase in the distribution costs of Corona and other imported Modelo brands, and the adverse effect of foreign currency transactions, partly offset by currency and commodities hedging.

Gross Profit

Our gross profit increased by 21.3% for the year ended on December 31, 2015 to R$30,658.8 million, compared to R$25,265.2 million in the same period of 2014.  The table below shows the contribution of each business unit to the Company’s consolidated gross profit.

	Gross Profit
	2015				2014
	(R$ million, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Latin America North	19,733.6	64.4%	66.5%	17,663.2	69.9%	66.7%
Brazil	17,967.8	58.6%	68.3%	16,549.7	65.5%	67.9%
Beer Brazil(1)	15,683.7	51.2%	69.9%	14,306.3	56.6%	69.9%
Soft drinks & Nanc(2)	2,284.1	7.5%	58.8%	2,243.4	8.9%	57.3%
CAC(3)	1,765.8	5.8%	53.0%	1,113.5	4.4%	53.3%
Latin America South	6,948.8	22.7%	61.7%	4,348.4	17.2%	62.5%
Canada	3,976.4	13.0%	68.4%	3,253.6	12.9%	69.9%
Ambev Consolidated	30,658.8	100.0%	65.6%	25,265.2	100.0%	66.3%

(1) Beer and “near beer” operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and carbonated soft drink operations in Central America and the Caribbean (“CAC”).

Sales, marketing and administrative expenses.

Our sales, marketing and administrative expenses totaled R$13,459.2 million for the year ended on December 31, 2015, representing a 22.6% growth compared to the same period in 2014.  Please find below an analysis of sales, marketing and administrative expenses for each business unit.

Latin America North Operations

Brazilian Operations

Sales, marketing and administrative expenses in Brazil totaled R$7,667.5 million for the year ended on December 31, 2015, an 8.7% increase compared to the same period in 2014.

Brazilian Beer Operation

Sales, marketing and administrative expenses totaled R$6,786.8 million for the year ended on December 31, 2015, a 9.1% increase compared to the same period in 2014.  This increase is explained mainly by (i) higher logistics costs as a result of growth in volume and a larger share of direct distribution, (ii) more administrative costs, in line with higher inflation in Brazil, (iii) an increase in sales and marketing expenses, since we continued to invest in our brands, but with the benefits of gains in efficiency and an easier comparative base, because of the investments made during the FIFA World Cup in 2014, and (iv) more depreciation due to increased investments in fixed assets.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages operations in Brazil

Sales, marketing and administrative expenses for the segment of carbonated soft drinks and non-alcoholic and non-carbonated beverages totaled R$880.7 million for the year ended on December 31, 2015, a 5.6% increase compared to the same period in 2014 due mainly to higher logistic costs, the increase in inflation in Brazil in 2015, and more depreciation because of increased investments in fixed assets.

Central American and Caribbean (“CAC”) Operations

Sales, marketing and administrative expenses for our operations in CAC totaled R$905.9 million for the year ended on December 31, 2015, a 51.8% increase compared to the same period in 2014, driven principally by the impact of currency conversion and higher depreciation. In organic terms, ignoring currency effects, sales, marketing and administrative expenses increased 12.0%.

Latin America South Operations (“LAS”)

Our sales, marketing and administrative expenses amounted to R$2,770.4 million for the year ended on December 31, 2015, an increase of 65.3% when compared with the year 2014. This increase was primarily due to for the adverse effect of currency conversion and the increase in transport and labor costs driven especially by the high level of inflation in Argentina.

Canada operations

The sales and marketing expenses of our Canada operations totaled R$2,115.4 million for the year ended December 31, 2015, an increase of 28.2% over the year 2015, because of the adverse effect of currency conversion, increased sales, marketing and administrative expenses, and higher inflation in Canada.

Other Operating Income (Expenses), Net

The net balance of other operating income and expenses for the year 2015 showed a gain of R$1,936.1 million against a gain of R$1,629.2 million registered in 2014. The 18.8% increase can be attributed primarily to higher government subsidies relating to long-term ICMS incentives in Brazil.

Special Items

Special items amounted to expenses of R$357.2 million in 2015, an increase of 301,3% over the 2014 figure of R$89,0 million, due mainly to administrative costs in the second quarter of 2015 related to the agreement between the Company and CADE, the Administrative Economic Defense Council, to finally settle the court case connected with the “Tô Contigo” program special.

Income from operations

Income from operations increased 18.7% during the period ended on December 31, 2015, reaching R$18,778.5 against R$15,826.6 in the same period of 2014, due primarily to higher gross profit, partly offset by an increase in sales, marketing and administrative expenses and non-recurring items.

Net Financial Result

The financial result for the year ended December 31, 2015, comprised expenses of R$2,268.2 million, against expenses of R$1,375.4 million in 2014. This 53.7% increase can be explained primarily by (i) higher interest costs, of which approximately R$600 million relates to a non-cash expense involving the put option associated with our investment in CND and (ii)  greater losses from derivative instruments resulting mainly from the carrying cost of our currency hedges, related, for the most part, to our exposure to the cost of goods sold in Brazil and Argentina, partially offset by carrying gains from our foreign currency cash positions, which are hedged in terms of Reais.

Our total indebtedness for the year ended December 31, 2015, increased R$976.8 million in comparison with 2014, while current cash and cash equivalents, net of overdrafts, and investment securities increased by R$3,496.7 million, showing our strong cash generation during the year.

Income tax and social contribution expense

Expenses for income tax and social contribution in 2015 amounted to R$3,634.2 million, up by 81.1% from the R$2,006.6 million in 2014. The effective rate was 22.0%, against the previous year’s rate of 14.0%. The main factors that led to this lower effective rate during 2015 were 1) higher non-taxable net financial income and other revenues due mainly to the devaluation of the Real, (2) a non-deductible expense declared in the second quarter of 2015 relating to an agreement of R$229.1 million between the Company and CADE to finally settle the court case related to the “Tô Contigo” program, (3) more profits abroad taxable in Brazil, due to the devaluation of the Real and, chiefly, the new Brazilian legislation on taxation of profits abroad, (4) fewer positive effects of recognition of interest  on shareholders’ equity when compared to 2014, and (5) other negative tax adjustments amounting to R$615.8 million due to (i) the extraordinary impact of R$350.0 million in intragroup company loans, resulting in taxable profits being generated in certain affiliates which were not offset by equivalent deductible expenses due to the lack of sufficient taxable profits in the corresponding affiliates, together with (ii) higher provision for withholding tax due to the currency variation on undistributed profits in international subsidiaries, given the substantial devaluation of the Real against the functional currencies of the countries in which those subsidiaries are located..

Net Profit

Our net profit for the year ended on December 31, 2015 was R$12,879.1 million, representing an increase of 4.2% compared to the R$12,362.0 million in 2014.

Cash Flow for the Year Ended on December 31, 2016 compared to that of 2015

Operating Activities

Our cash flow from operating activities decreased 47.7% to R$12,344.4 million for the year ended on December 31, 2016, against R$23,580.9 million in the same period in 2015, mainly due to (i) a weaker operating performance; (ii) worsening of working capital, mainly as a result of a significant reduction in accounts payable and other accounts payable; and (iii) a relevant increase in income tax and social contribution paid in 2016.

Investment Activities

In the year ended on December 31, 2016, the cash flow used by the Company in investment activities totaled R$5,898.0 million, compared to R$5,997.1 million in 2015, chiefly explained by lower levels of investment in property, plant and equipment, and intangible assets, which was partially offset by higher amounts from acquisition of subsidiaries, net of acquired cash.

Financing Activities

In the year ended on December 31, 2016, the cash flow from financing activities totaled an outflow of R$11,645.1 million, compared to the outflow of R$15,327.9 million in 2015, primarily due to (i) a smaller payment of loans, (ii) reduction in payment of dividends and interest on net equity; and (iii) cash spent on repurchase of shares in 2015 and no corresponding expenditure in 2016, all of which were partially offset by the reduction in gains from new loans and net cash outflows from financial costs, except for interest.

Cash Flow for the Year Ended on December 31, 2015 compared to that of 2014

Operating Activities

Our cash flow from operating activities increased 48.3% to R$23,580.9 million for the year ended on December 31, 2015, against R$15,895.7 million in 2014, mainly due to stronger operating performance and improved management of working capital.

Investment Activities

As of December 31, 2015, the cash flow used by the Company in investment activities totaled R$5,997.1 million, compared to R$4,768.1 million in 2014, chiefly explained by the acquisition of subsidiaries and higher investments in property, plant and equipment, and intangible assets.

Financing Activities

As of December 31, 2015, the cash flow from financing activities totaled an outflow of R$15,327.9 million, compared to the outflow of R$13,143.8 million in 2014, primarily due to the payment of loans, net cash financing costs, other than interest, and repurchase of shares in 2015, which were partially offset by funds from new loans.

10.2 – Operating and financial income

a) Operating income of the Company, particularly: (i) the description of material income components; and (ii) factors with material impact on operating income.

i) Description of any material income components

The revenues of the Company and its subsidiaries primarily consist of the sale of beers, near beer, carbonated soft drinks and non-carbonated and non-alcoholic beverages through the operations described in Item 10.1 above.  To a lesser extent, the Company also generates revenues from the sale of malt and by-products deriving from its operations.

The demand for its products is primarily related to consumer disposable income, price and weather conditions in the countries where the Company and its subsidiaries operate.

ii) Factors that materially affect operating income

2016

In Brazil, 2016 proved to be one of the most challenging years of our history, having had an impact primarily caused by (i) an increase in states taxes, (ii) political and economic uncertainties along with one of the highest unemployment rates recorded in years, deteriorating the income available and leading to the drop in the industry, and (iii) cost of sales, which had an impact caused by foreign exchange. Despite that, we continued to make structural investments in our business, including in our commercial platforms.

In Central America and the Caribbean (CAC), we had an organic growth of 21.3% of our EBITDA, reaching approximately 430 million U.S. dollars. This result was driven by our volumes, which have grown with the expansion of the beer market in the Dominican Republic and the gain in market share in Guatemala.

In Latin America South (LAS), our revenue management and cost discipline strategy in Argentina has performed once again an important role to face the adverse scenario in the country, which, along with the strong volume performance in other important markets of the region, such as Bolivia, Chile and Paraguay, has led to a solid growth of EBITDA.

And in Canada, we continued our thriving growth in net revenue, mainly driven by the benefit of our strategic acquisitions in craft beer, ready-to-drink and ciders categories, which has helped us to reach the highest market share in the last 17 years and has contributed for us to deliver growth, in local currency, of net revenue and EBITDA in the country.

2015

In Brazil, in addition to a difficult comparison basis with the 2014 FIFA World Cup, the macroeconomic environment continued to worsen in all quarters of the year. Despite that, we maintained our focus on aspects that we could manage and delivered higher net revenues and operating income, while facing pressure from the decrease in volumes of beer and soft drinks manufacturers in the country.

In Central America and the Caribbean (CAC), we had another year of sound growth in all major countries in which we operate in the region, while continuing to capture significant opportunities of growth in net revenues and expansion of the EBITDA margin, focused on organic and inorganic growth strategies.

In South America (LAS), we strengthened our strategy in the mainstream, premium and near beer segments, being able to reduce the effects of volatility in Argentina, and increasing our EBITDA above the average inflation rates registered in the region.

In Canada, we accelerated growth of net revenues with an excellent balance between volume and prices, through growth in the mainstream segment and expansion in the premium segment, including craft beers.

2014

In the period, the 2014 FIFA World Cup favored the Brazilian cold drinks industry, especially in the first half of the year. However, in the second half, we started to face a challenging macroeconomic environment, with strong downturn in the actual income of consumers. Despite that, we registered growth in volumes in the second half, closing the year with increased volume, net revenues and operating income.

In Central America and the Caribbean (CAC), our volumes continued to grow, with important contributions from Dominican Republic and Guatemala. We had another year of expansion in EBITDA margin, due to the capture of additional synergies in our operations in the region, which boosted the Company’s net revenues and operating income for the year.

In South America (LAS), despite a still adverse macroeconomic environment in Argentina, we continued to improve our revenues consistently, strengthening our brands and protecting the Company’s profitability.

In Canada, we resumed growth of our market share with Corona as from March, when we started to distribute this brand in the country, and managed to accelerate our EBITDA performance throughout the year, after a challenging first half.

b) income variation ascribed to variations in prices, foreign exchange rates, inflation, volumes and introduction of new products and services

Net Revenue – Comparison between figures as of December 31, 2016 and 2015

Net revenue decreased 2.4% in the year ended on December 31, 2016, dropping to R$45,602.6 million against R$46,720.2 million 2015.

	Net Revenue
	Year ended on December 31,
	2016		2015		% Variation
	R$ million, except for percentages
Latin America North	28,927.8	63.4%	29,654.9	63.5%	-2.5%
Brazil	24,954.6	54.7%	26,326.1	56.4%	-5.2%
Beer Brazil(1)	21,173.1	46.4%	22,441.3	48.1%	-5.7%
RefrigeNanc(2)	3,781.5	8.3%	3,884.8	8.3%	-2.7%
CAC(3)	3,973.2	8.7%	3,328.8	7.1%	19.4%
Latin America South	10,212.9	22.4%	11,255.6	24.1%	-9.3%
Canada	6,461.9	14.2%	5,809.7	12.4%	11.2%
Ambev Consolidated	45,602.6	100.0%	46,720.2	100.0%	-2.4%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

	Sales Volume
	Year ended on December 31,
	2016		2015		% Variation
	In thousands of hectoliters, except for percentages
Latin America North	116,632.7	73.0%	123,463.5	73.0%	-5.5%
Brazil	106,961.4	66.9%	114,354.2	67.6%	-6.5%
Beer Brazil(1)	79,670.1	49.8%	85,330.9	50.5%	-6.6%
RefrigeNanc(2)	27,291.3	17.1%	29,023.3	17.2%	-6.0%
CAC(3)	9,671.3	6.1%	9,109.2	5.4%	6.2%
Latin America South	32,934.5	20.6%	35,914.5	21.2%	-8.3%
Canada	10,254.5	6.4%	9,700.3	5.7%	5.7%
Ambev Consolidated	159,821.6	100.0%	169,078.2	100,0%	-5.5%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

	Net Revenue per Hectoliter
	Year ended on December 31,
	2016	2015	% Variation
	(In Reais, except for percentages)
Latin America North	248.0	240.2	3.3%
Brazil	233.3	230.2	1.3%
Beer Brazil(1)	265.8	263.0	1.1%
RefrigerNanc(2)	138.6	133.9	3.5%
CAC(3)	410.8	365.4	12.4%
Latin America South	310.1	313.4	-1.1%
Canada	630.2	598.9	5.2%
Ambev Consolidated	285.3	276.3	3.3%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

Latin America North Operations

Brazilian Operations

Net revenue from our Beer and RefrigeNanc operations in Brazil decreased 5.2% in 2016, reaching R$24,954.6 million.

Beer Operations in Brazil

Net revenue from beer sales in Brazil decreased 5.7% in 2016, accumulating R$21,173.1 million, mainly explained by the drop in volume of 6.6% partially offset by an increase of 1.1% in revenue per hectoliter, which amounted to R$265.8/hl. The increase in net revenue per hectoliter was primarily impacted by the increase in taxes. In addition, as part of our revenue management strategy, we use our entire portfolio of packaging and brands to reach prices that are more attractive to the consumer, including returnable glass bottles of 300ml, which represented 23% of our volumes in supermarkets in 2016.

Operations of carbonated soft drinks and non-alcoholic and non-carbonated beverages in Brazil

Net revenue from RefrigeNanc operations in 2016 dropped 2.7%, to R$3,781.5 million, chiefly due to lower sales volume. Volumes decreased by 6.0% in 2016, in line with the drop in the industry of soft drinks of one average digit, since consumers continued to replace soft drinks with water and low-cost juice powder. Net revenue per hectoliter in Brazil’s RefrigeNanc segment increased by 3.5% in 2016, to R$138.6/hl, especially due to our revenue management.

Central America and the Caribbean (CAC) Operations

Ambev’s CAC operations showed an increase in net revenue in 2016 of 19.4%, rising to R$3,973.2 million, due to the increase of 6.2% in volume; organic growth of net revenue per hectoliter; and the effects of currency conversion into Reais.

Latin America South (LAS) Operations

Latin America South (LAS) operations contributed R$10,212.9 million to Ambev’s consolidated revenue in 2016, representing a decrease of 9.3%. Our net revenue per hectoliter increased 26.2% in local currency due to our revenue strategy management, which was more than offset by the negative effect of the change in exchange rate in the conversion into reais.

Canada Operations

Our operations in Canada contributed R$6,461.9 million to our consolidated revenue in 2016, an increase of 11.2% in comparison with the previous year. This is primarily due to the 5.7% increase in volume, driven by the benefit of our recent acquisitions of craft beer and near beer and the increase in our revenue per hectoliter of 1.8% in local currency, in addition to the effect of the appreciation of the Canadian dollar against the Brazilian Real.

Net Sales – Comparison between figures as of December 31, 2015 and 2014

Net sales increased 22.7% in the year ended on December 31, 2015, to R$46,720.2 million against R$38,079.8 million 2014.

	Net Sales
	Year ended on December 31,
	2015		2014		% Variation
	R$ million, except for percentages
Latin America North	29,654.9	63.5%	26,470.7	69.5%	12.0%
Brazil	26,326.1	56.4%	24,382.9	64.0%	8.0%
Beer Brazil(1)	22,441.3	48.1%	20,468.7	53.8%	9.6%
RefrigeNanc(2)	3,884.8	8.3%	3,914.2	10.3%	-0.8%
CAC(3)	3,328.8	7.1%	2,087.8	5.5%	59.4%
Latin America South	11,255.6	24.1%	6,955.7	18.3%	61.8%
Canada	5,809.7	12.4%	4,653.4	12.2%	24.8%
Ambev Consolidated	46,720.2	100.0%	38,079.8	100.0%	22.7%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

	Sales Volume
	Year ended on December 31,
	2015		2014		% Variation
	(in thousands of hectoliters, except for percentages)
Latin America North	123,463.5	73.0%	125,418.3	73.0%	-1.6%
Brazil	114,354.2	67.6%	117,508.9	68.4%	-2.7%
Beer Brazil(1)	85,330.9	50.5%	86,903.9	50.6%	-1.8%
RefrigeNanc(2)	29,023.3	17.2%	30,605.0	17.8%	-5.2%
CAC(3)	9,109.2	5.4%	7,909.4	4.6%	15.2%
Latin America South	35,914.5	21.2%	36,826.4	21.4%	-2.5%
Canada	9,700.3	5.7%	9,520.9	5.5%	1.9%
Ambev Consolidated	169,078.2	100.0%	171,765.7	100.0%	-1.6%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

	Net Revenue per Hectoliter
	Year ended on December 31,
	2015	2014	% Variation
	(In Reais, except for percentages)
Latin America North	240.2	211.1	13.8%
Brazil	230.2	207.5	10.9%
Beer Brazil(1)	263.0	235.5	11.7%
RefrigerNanc(2)	133.9	127.9	4.7%
CAC(3)	365.4	263.9	38.5%
Latin America South	313.4	188.9	65.9%
Canada	598.9	488.8	22.5%
Ambev Consolidated	276.3	221.7	24.6%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

Latin America North Operations

Brazilian Operations

Net sales from our Beer and RefrigeNanc operations in Brazil increased 8.0% in 2015, to R$8,358.3 million.

Beer Operations in Brazil

Net revenues from beer sales in Brazil increased 9.6% in 2015, to R$22,441.3 million, especially as a result of an 11.7% increase in revenue per hectoliter, which amounted to R$263.0, more than offsetting the 1.8% drop in volume. The increase in net revenues per hectoliter was due to the management of our revenues, the greater mix of premium brands, and the greater weight of direct distribution.

Operations of carbonated soft drinks and non-alcoholic and non-carbonated beverages in Brazil

Net sales from RefrigeNanc operations in 2015 dropped 0.8%, to R$3,884.8 million, chiefly due to lower sales volume. Volumes decreased by 5.2% in 2015, and market share gains were partially offset by the downturn in the sector. Net revenues per hectoliter in Brazil’s RefrigeNanc segment increased by 4.7% in 2015, to R$133.9, especially due to the management of revenues and higher weight of direct distribution.

Central America and the Caribbean (CAC) Operations

CAC operations showed an increase in net revenues in 2015 of 59.4%, rising to R$3,328.8 million, due to the increase of 15.2% in volume; organic growth of net revenues per hectoliter; and the effects of currency conversion into Reais.

Latin America South (LAS) Operations

Latin America South (LAS) operations contributed R$11,255.6 million to the Company’s consolidated revenues in 2015, representing an increase by 61.8%. Despite the decrease in our volumes in the period (-2.5%), revenues by hectoliter grew by 29.7% in local currency due to our revenues management strategy.

Canada Operations

Our operations in Canada contributed R$5,809.7 million to our consolidated revenues in 2015, an increase of 24.8% over the previous year. This is primarily due to the 1.9% increase in volume, with market share gains year-on-year; the increase in revenues per hectoliter, up by 2.2% in local currency; and the positive effects of the appreciation of the Canadian dollar against the Brazilian Real.

c) impact of inflation, price variations of main inputs and products, foreign exchange and interest rates on the Company’s operating and financial income, where relevant.

2016

In 2016, our costs of products sold in Brazil were severely impacted by the hedge rate of the Brazilian Real again the U.S. Dollar, since this was significantly higher than the average rate of the previous year, mainly when compared to the second semester of the year. On the other hand, the prices of commodities were hedged in US dollars at values lower than those of the previous year, with positive impact on the cost of products sold. Inflationary pressures in Latin America South, specially in Argentina, continued to adversely affect our local labor and logistic costs. In Brazilian Reais, this impact was mostly offset by the depreciation of the Argentinian Pesos. In Canada, costs were adversely impacted by the appreciation of the Canadian Dollar against the Brazilian Real.

2015

The cost of products sold in Brazil in 2015 was adversely affected by the Real/US Dollar hedging rate, which was once again higher than the average rate recorded in the previous year. On the other hand, the price of commodities was hedged in US dollars at values lower than those of the previous year, with positive impact on the cost of products sold. Inflationary pressures in Latin America South continued to adversely affect our local labor and logistic costs, in addition to the devaluation of the Real against the functional currencies of our principal operations in the region. In Canada, costs were adversely impacted by the appreciation of the Canadian Dollar against the Real.

2014

The cost of products sold in Brazil in 2015 was adversely affected by the Real/US Dollar hedging rate, which was once again higher than the average rate recorded in the previous year. On the other hand, the price of commodities was hedged in US dollars at values lower than those of the previous year, with positive impact on the cost of products sold. Inflationary pressures in Latin America South continued to adversely affect our local labor and logistic costs. In Reais, this impact was largely offset by the devaluation of the Argentine Peso. In Canada, costs were adversely impacted by the appreciation of the Canadian Dollar against the Real.

2016 vs. 2015

Our net financial result increased 63.2% in 2016, from R$ 2,268.2 million in 2015 to R$ 3,702.0 million. This result is primarily explained by (i) higher interest expenses, of which approximately R$ 600 million refer to an expense with no cash effect related to the put option associated to our CND investment, and (ii) higher losses from derivative instruments, basically as a result of currency hedging costs chiefly related to our exposure to cost of goods sold in Brazil and Argentina, which were partially offset by the hedging of our cash positions in foreign currency against the Brazilian Real.

2015 vs. 2014

Our net financial income was up 53.7% in 2015, to R$2,268.2 million, against R$1,475.4 million in 2014. This result is explained primarily by (1) the increase in interest expenses, of which approximately R$600 million refers to cash-neutral expenses in connection with the put option for our investment in CND, and (2) higher losses on derivative instruments, basically as a result of currency hedging costs chiefly related to our exposure to cost of goods sold in Brazil and Argentina, which were partially offset by the hedging of our cash positions in foreign currency against the Real.

10.3 - Events with effective or expected material effects on the Financial Statements and Income

a) introduction or divestment of operating segment

Not applicable, since there was no introduction or divestment of operating segments.

b) organization, acquisition or disposal of equity interest

In December 2016, we acquired Cachoeiras de Macacu Bebidas Ltda. From Brasil Kirin Indústria de Bebidas Ltda., a company that owns an industrial unit for production and packaging of beer and non-alcoholic beverages in the State of Rio de Janeiro for R$ 478,621.

In April 2016, the Company, through its subsidiary Labatt Breweries, in Canada, acquired Archibald Microbrasserie, known for its local beers and seasonal specialties. In addition, in Brazil, the Company acquired 66% of Sucos do Bem, which produces a wide range of juices, teas and cereal bars. The aggregate amount of the acquisition was approximately R$ 155 million.

On May 12, 2016, Ambev and its controlling shareholder, ABI, executed an equity interest exchange agreement (“Exchange”). The consummation of the Exchange depended on the unification of the activities of ABI and SABMiller Plc (“SABMiller”), which was implemented on October 10, 2016. Later, on December 31, 2016, after implementation of certain preparatory corporate acts, the Exchange was consummated. Based on the agreement described above, Ambev transferred to ABI the equity interest in Keystone Global Corporation – KGC, which was the holder of interests in companies domiciled in Colombia, Peru and Ecuador. In consideration, ABI transferred to Ambev the interest in Cerveceria Nacional S. de R.L., a subsidiary domiciled in Panama, which has been previously acquired from a third party.

For Ambev, the merger of the operation in Panama into its structure represents a unit that can generate cash, which is already established, with potential synergies with the other operations of the Company in Central America. On the other hand, ABI was the market leader, as from the unification with SABMiller’s activities, in the countries assigned by Ambev (Colombia, Peru and Ecuador).

The amount attributed to the transaction is based on a fairness opinion prepared by a specialized company and which was duly approved by Ambev’s Board of Directors, with vote abstention from the directors appointed by ABI.

In relation to the accounting aspects of the transaction, we emphasize that:

Historically, the exchange agreement, although of a substitutive nature, is similar to a complex contract, operating “two true sales at the same time, with the exchanged things serving as price and reciprocal compensation”, in the traditional definition included in the Brazilian Commercial Code (at this point no longer effective as positive law, but valid as a conceptual reference of the doctrine).

Interest exchange transactions between companies under common control were not yet specifically addressed by the accounting practices adopted in Brazil (“CPC”) and the International Financial Reporting Standards (“IFRS”). Thus, pursuant to Paragraph 11 of IAS Pronouncement 8/CPC 23 – Accounting Policies, Estimate Change and Error Correction, the Company considered the applicability of the requirements and the guidance of the Pronouncements, Interpretations and Instructions that address similar and related issues.

In an exchange operation between the controlling company and a controlled company, the gain obtained by the controlled company from the “sale” to the controlling company (breaking the exchange, as the Commercial Code did, into two sale operations) should be recorded in the controlled company’s result, if the book value of the exchanged good is different from the value of the good received in the exchange, if recognized by the fair value, pursuant to the applicable accounting rules.

Exchange transactions are specifically addressed by IAS 16/CPC 27 – Property, Plant and Equipment. For such property, due to the absence of accounting practice provided for in the IFRS for exchange of equity interest by CPC/IFRS, the Company applied such concepts accordingly. Pursuant to IAS 16/CPC 27, property, plant and equipment can be acquired by exchange for a non-cash asset, or set of cash and non-cash assets. The assets subject to exchange can be of the same nature or different natures. The cost of such property, plant and equipment is measured by fair value, except if the exchange operation has not a commercial nature or the fair value of the asset received and of the asset assigned cannot be safely measured. The asset acquired is so measured even if the entity cannot write off the assigned asset immediately. If the acquired asset cannot be measured by fair value, its cost is determined by the book value of the assigned asset.

Considering that the interest in Cerveceria Nacional S. de R.L. was acquired by ABI in a recent arms’ length transaction, the information that best reflects the fair value of such asset is the cost of acquisition recorded by ABI. Thus, the difference between the book value of the interest received and the previous accounting cost of the interest delivered was credited to the year’s result. ICPC 07/IFRIC 17 determines that the distribution of assets, other than cash, requires that such asset, before its distribution, be measured by its fair value in consideration of a year result account. Although its application is provided for the distributions whereby the holders of the same class of property instruments are benefited and whose treatment is equitable, also accordingly, in the absence of a specific accounting practice for transactions under common control, the Company considered the provisions of such instruction in the definition of its accounting practice.

The result of the operation exposed above was R$ 1,236,824, being R$ 1,239,972 recognized in the income statement – non-recurring items.

In January 2016, Ambev S.A., through its subsidiaries CRBS S.A. and Ambev Luxembourg, acquired companies belonging to Mark Anthony group in Canada, which produce a wide range of beers and ciders, for R$ 1.4 billion.

During 2015, the Company, through its subsidiaries, acquired Walls (“Tropical Juice”), Colorado (“Beertech Bebidas”), Bogota Beer Company (“BBC”), Cervecería BBC SAS (“Cervecería BBC”), Mill Street Brewery (“Mill St. Brewery”) and Banks Holdings Limited (“BHL”). With Whirpool, it stated the creation of a joint venture, named B.Blend, being the first platform of all-in-one capsule drinks in the world.

On January 28, 2014, Ambev Luxembourg, a wholly-owned subsidiary of the Company, acquired ABI’s interest in Cerbuco Brewing Inc., which holds 50% of Bucanero S.A., the leading company in the Cuban beer market.

c) unusual events or transactions

As already mentioned in the previous topic, on May 12, 2016, Ambev and its controlling shareholder, ABI, executed an equity interest exchange agreement (“Exchange”). The consummation of the Exchange depended on the unification of the activities of ABI and SABMiller Plc (“SABMiller”), which was implemented on October 10, 2016. Later, on December 31, 2016, after implementation of certain preparatory corporate acts, the Exchange was consummated. Based on the agreement described above, Ambev transferred to ABI the equity interest in Keystone Global Corporation – KGC, which was the holder of interests in companies domiciled in Colombia, Peru and Ecuador. In consideration, ABI transferred to Ambev the interest in Cerveceria Nacional S. de R.L., a subsidiary domiciled in Panama, which has been previously acquired from a third party. The impacts of the transaction were recognized in the income statement – non-recurring items.

10.4 – Significant changes in accounting practices – Qualifications and emphasis in the auditors’ report

a) Significant changes in accounting practices

a.I) Regarding the financial statements for the year ended on December 31, 2016: Consolidated and separate financial statements.

There were no significant changes in the accounting policies of the consolidated and separate financial statements of December 31, 2016, as well as in the calculation methods used in relation to those presented in the financial statements for the year ended on December 31, 2015.

a.II) Regarding the financial statements for the year ended on December 31, 2015: consolidated and separate financial statements

Except for the change in the accounting practice relating to the consolidation of an exclusive fund by the parent company, as described in Note 32 – “Summarized Statements of the Parent Company” to Company’s Consolidated Financial Statements for the year ended December 31, 2015, there were no significant changes in the accounting policies of the individual and consolidated financial statements as of December 31, 2015, or in the calculation methods applied, compared to those presented in the financial statements for the year ended December 31, 2014.

a.III) Regarding the financial statements for the year ended on December 31, 2014: consolidated and separate financial statements

There were no significant changes in the accounting practices applicable to the Company’s financial statements.

b) Significant effects of changes in accounting practices

b.1) Regarding the financial statements for the year ended on December 31, 2016:

The amendments of the following existing rules were published and are mandatory for future annual accounting years. There was no early adoption of the rules, and the Company is evaluating the amendments although it does not expect material impacts.

IFRS 9/CPC48  – Financial Instruments

FRS 9 and CPC 48, which aims to replace IAS 39/CPC 38, introduce new requirements for the classification of financial assets that depends on entity’s business model and the contractual characteristics of the cash flow of the financial instruments; define a new model of impairment losses accounting which shall require more effective recognition and introduces a new standard of hedge accounting and impairment test with greater risk management activity disclosures. The new hedge accounting model represents a significant revision and is directly aligned with Company’s risk management activities. IFRS 9/CPC 48 also reduces the volatility in the income statement caused by the changes in credit risk measured at fair value. IASB issued IFRS 9/CPC 38 effective as of the annual periods beginning on/or from January 1, 2018. Early adoption is not allowed by CPC.

IFRS 15/ CPC47 – Revenue of Agreements with Customers

IFRS 15/CPC47 requires that revenue recognition be made in order to reflect the transfer of goods or services to the customer for an amount (i.e. payment) which reflects the expectation of the company to have in exchange the rights of such goods or services. The new rule shall result in greater revenue disclosures, providing guidance for transactions that were not previously and extensively addressed and improving guidance for multi-element agreements. IASB issued IFRS 15, effective as of the annual periods beginning on/or from January 1, 2018. Early adoption is not allowed by CPC.

IFRS 16 – Transaction of Leasing

IFRS 16, which shall replace IAS 17, replaced the existing leasing accounting requirements and represents a significant change in accounting, introducing the standardization of accounting recognition for the lessee and shall require the recognition of the right of use and a liability arising from leasing. IASB issued IFRS 16, effective as of the annual periods beginning on/or from January 1, 2019, the early adoption being allowed.

b.2) Regarding the financial statements for the year ended on December 31, 2015:

Except for the change in the accounting practice relating to the consolidation of an exclusive fund of the parent company, as mentioned in item a.I) above, there were no significant changes in our accounting policies.

b.3) Regarding the financial statements for the year ended on December 31, 2014:

c) Qualifications and emphasis contained in the auditor’s report

There were no qualifications or emphasis in the auditor’s report in the past three fiscal years.

10.5 – Critical accounting policies

We consider an accounting policy to be critical when it is important to reflect our financial condition and operating income and require complex or significant judgments and estimates on the part of our management. For a summary of all accounting practices, please see Note 3 to the financial statements of the Company.

The individual and consolidated accounting statements were prepared according to Brazilian and international technical pronouncements, which require from management to make judgments and estimates and to make decisions that affect the application of the accounting practices and the amounts shown in the balance sheet and income statement. The estimates and the underlying judgments are based on historical experience and on several other factors considered reasonable in the light of the circumstances, whose results constitute the criterion for taking decisions regarding the book value of assets and liabilities not readily evident from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates can only affect the period in which the estimate is revised or future periods.

Although each critical accounting policy reflects judgments, assessments or estimates, the Company believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to an understanding of its results:

(i)                 Goodwill

The goodwill arises from the acquisition of subsidiaries, affiliates, and joint arrangements.

The goodwill is determined to be the surplus: (i) of the consideration paid; (ii) of the amount of any non-controlling interests in the subsidiary acquired (when applicable); and (iii) of the fair value, on the acquisition date, of any previous equity interest in the subsidiary acquired, over the fair value of the net assets acquired, on the respective acquisition date. All business combinations are booked by the application of the method of accounting allocation of the investment cost.

In accordance with IFRS 3 – Business Combinations, goodwill is booked at cost and is not amortized, but instead tested for impairment at least once a year, or whenever there are indications of impairment to the cash generating unit to which it is allocated. Impairment losses recognized on goodwill are not reversed. Gains and losses on disposal of an entity include the book value of goodwill relating to the entity sold.

Goodwill is expressed in the currency of the subsidiary or the joint operation to which it refers, and is converted into Reais at the exchange rate in force at the end of the year.

In the case of affiliates and joint ventures, the book value of goodwill is included in the book value of the interest in the affiliate and/or the joint venture.

When the Company’s interest in the net fair value of the assets, liabilities and contingent liabilities recognized exceeds the cost of a business combination, the surplus is recognized immediately in the income statement.

The goodwill generated internally is booked as an expense, as incurred.

The goodwill includes the effects of the historic cost.

(ii) Business combinations:

Company uses the investment cost as the accounting method for recording business combinations. The consideration paid for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity instruments issued by Company Costs related to an acquisition are booked in income for the period when incurred. The assets, liabilities and contingent liabilities acquired / assumed in a business combination are recognized initially at fair value on the acquisition date. Company recognizes non-controlling interests in the subsidiary acquired both at fair value and according to the proportion held by minority shareholders in the fair value of the net assets acquired. Non-controlling interests are measured for each acquisition made.

The surplus (i) of the consideration paid; (ii) of the amount of any non-controlling interests in the subsidiary acquired (when applicable); and (iii) of the fair value, on the acquisition date, of any previous equity interest in the subsidiary acquired, over the fair value of the net assets acquired, is recorded as goodwill. When the sum of the above three items is less than the fair value of the net assets acquired, the gain is recognized directly in the income statement for the year.

(iii) Business combinations involving entities under common control

Business combinations between entities under common control have not yet been specifically addressed by IFRS or CPC. IFRS 3/CPC 15(R1) - Business combinations is the pronouncement that applies to business combinations, but explicitly excludes from its scope the business combinations between entities under common control.

Therefore, as permitted by IAS 8/CPC 23 - Accounting Policies, Change of Estimate and Error Rectification, Management adopted an accounting practice in line with the Generally Accepted Accounting Principles in the United States and United Kingdom (USGAAP - Generally Accepted Accounting Principles (United States) and UKGAAP - Generally Accepted Accounting Principles (United Kingdom)), the predecessor basis of accounting to record the book value of the received asset, such as recorded by the subsidiary.

The predecessor basis of accounting provides that when booking a transfer of assets or an exchange of shares between entities under common control, the entity receiving the net assets or equity interests, shall initially measure the assets and liabilities transferred, recognized at their book values in the accounts of the transferring entity, on the transfer date, retrospectively. If the book values of the assets and liabilities transferred by the subsidiary differ from the historical cost of the subsidiary of the entities under common control, the financial statements of the receiving entity must reflect the assets and liabilities transferred to the cost of the subsidiary of the entities under common control.

In relation to the transactions between entities under common control involving the disposal/transfer from the subsidiary to its controlling shareholder, i.e., above the level of Ambev’s consolidated financial statement, the Company evaluates the existence of (i) opposition of interests; and (ii) substance and economic purpose. Having fulfilled these assumptions, seeking to provide adequate visibility and fair impact on the amount of distributable results to its shareholders, notably minority shareholders, the Company has adopted as a policy, in a similar way, the concepts of IAS 16/CPC 27 - Fixed asset. Said policy contemplates assets acquired through swap for non-monetary asset, or a combination of monetary and non-monetary assets. The assets subject to swap may be of the same nature or of different natures. The cost of such asset item is measured at fair value, unless the swap transaction is not of a commercial nature, or the fair value of the received asset and the assigned asset may not be reliably measured. The acquired asset is measured in this way even if the entity may not immediately retire the assigned asset. If the acquired asset is not measurable at fair value, its cost is determined by the book value of the assigned asset.

When there is a distribution of assets other than in the form of cash, the asset before its distribution is measured at its fair value against an income account for the year. Although its application is provided for distributions through which the owners of the same class of equity instruments are benefited and the treatment of which is equitable, also in a manner similar to the ICPC 07/IFRIC 17, in the absence of a specific accounting practice for transactions under common control, we consider the provisions of this instruction in the definition of our accounting practice. As well as in other sales that Ambev makes for its controlling shareholder (products, inputs etc.) where the result of the transaction is recognized in the income statement as provided in paragraph 56 of ICPC 09 and similar to paragraph 33a of CPC 31 (the only rule that deals with the disposal of business, without distinguishing between transactions with controlling shareholder and third party).

(iv) Joint arrangements:

Joint arrangements are all entities over which the Company shares control with one of more parties. Joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor.

(v) Employee benefits:

Post-employment benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner. Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its earnings to Fundação Zerrenner.

The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and its subsidiaries located in the Dominican Republic, Uruguay, Bolivia and Canada.

Ambev maintains funded and unfunded plans.

v.1) Defined contribution plans

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a fund.

Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

The contributions from such plans are recognized as an expense in the period in which they are incurred.

vi.2) Defined benefit plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employees. The amounts charged to the income statement consist of current service cost, interest, past service costs and the effect of any settlements and agreements. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the obligation, less the fair value of the plan assets.

Past service costs result from the introduction of new plans or changes to existing ones. They are immediately recognized in the income statement for the year on whichever occurs first between the date of: (i) settlements / agreements, or (ii) when the Company recognizes costs related to restructuring or termination, unless the changes are conditional on the employee remaining in their job for a specific period of time (the period during which the right is acquired). In such case, costs of past services are amortized using the straight-line method during the vesting period.

Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred, and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in comprehensive income.

Re-measurements consisting of actuarial gains and losses, the effect of assets ceiling and the return on the plan’s assets, both excluding net interest, are recognized in the statement of comprehensive income, in their totality, during the period in which they occur. Re-measurements are not reclassified for the income statement in subsequent periods.

When the amount calculated for a defined benefit plan is negative (an asset), Ambev recognizes such assets (prepaid expenses) to the extent of the amount of the economic benefit available to Ambev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and its subsidiaries provide medical benefits, reimbursement of certain medication expenses and other benefits to certain previous retirees through Fundação Zerrenner. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Termination benefits

Termination benefits are recognized as an expense on the first of the following dates: (i) when Ambev is committed to a detailed formal plan for terminating the employment relationship prior to the normal retirement date, with no real possibility of withdrawing it; and (ii) when Ambev recognizes restructuring costs.

Bonus

Bonus granted to employees and managers are based on attaining pre-defined individual and collective targets. The estimated amount of the bonus is recognized as an expense in the period in which it accrues. Bonuses paid in shares are treated as share-based payments.

(vi) Share-based payment:

Different compensation programs based on shares and options allow members of Management and other executives appointed by the Board of Directors to acquire the Company’s shares.

The fair value of the stock options is measured on the granting date using the most appropriate option pricing model. Based on the expected number of options to be exercised, the fair value of the options granted is recognized as an expense during the option vesting period against shareholders’ equity. When the options are exercised, shareholders’ equity increases by the amount of the proceeds received.

(vii) Provisions:

Provisions are recognized when: (i) the Company has a current (legal or non-formalized) obligation resulting from past events; (ii) there is likely to be a future disbursement to settle a current obligation; and (iii) the amount can be estimated with reasonable certainty.

Provisions are measured by discounting expected future cash flows at a pre-tax rate that reflects current market valuations of the value of money over time and, when appropriate, the specific risks of the obligation. The increase in the provision is recognized as a financial expense.

Restructuring

A restructuring provision is recognized when the Company has a detailed and approved restructuring plan and when the restructuring has already been initiated or announced. Expenses involving regular activities and the company’s future actions are not provisioned; rather they are recognized when an expense is incurred. The provision includes commitments related to the benefits to be paid by the Company to employees terminated during the restructuring.

Disputes and litigation

Provisions for disputes and litigation are recognized when it is more likely than not that the Company will be forced to make future payments resulting from past events. These payments include, but are not limited to, various claims, proceedings and lawsuits filed both by third parties and by the Company in respect of anti-trust laws, violations of distribution and licensing agreements, environmental matters, labor disputes, assessments by tax authorities and other litigations.

Current and deferred income tax

Income tax and social contribution for the year represent current and deferred taxes. Income tax and social contribution are recognized to the income statement, unless they involve items directly recognized in the comprehensive income statement or other equity account. In these cases the tax effect is also recognized directly in the comprehensive income statement or equity account (except equity interest, as per Note 3 (v)).

Expenses with current taxes is the expectation of payment on the taxable income for the year, using the nominal tax rate approved or substantially approved on balance sheet date, as well as any adjustment to tax payable referring to previous years.

Deferred tax is recognized using the balance sheet method. This means that in the case of taxable and deductible differences of a temporary nature between the tax and accounting bases of the assets and liabilities, the deferred asset or liability tax is recognized. Under this method the provision for deferred tax is also calculated on the differences between the fair value of the assets and liabilities acquired in a business combination and their tax base. IAS 12 / CPC 32 Income Taxes provides that no deferred tax be recognized when recognizing goodwill; and that no deferred asset and/or liability tax be recognized (i) upon initial recognition of an asset or liability arising from a transaction other than a business combination which at the time of the transaction does not affect the book or fiscal income or loss; and (ii) on differences involving equity investments in subsidiaries, provided these are not reversed in the foreseeable future. The value determined for the deferred tax is based on the expectation or realization or liquidation of the temporary difference, and uses the nominal rate approved or substantially approved.

Deferred tax assets and liabilities are offset where a legal enforceable right to offset current tax assets and liabilities exists and provided that they relate to taxes assessed by the same tax authority on the same taxpayer, or different taxpayers who intend to settle current tax assets and liabilities on a net basis or simultaneously realize the asset and settle the liability.

Deferred tax assets are recognized only to the extent any future taxable income is likely to occur. Deferred income tax assets are reduced to the extent no future taxable income is likely to occur.

Derivative financial instruments

Derivatives financial instruments are intended to hedge the Company against risks relating to foreign currencies, interest rates and commodity prices. Derivative financial instruments which, in spite of being contracted for hedging purposes, do not meet all hedging account criteria, are recognized at fair value through income for the year.

Derivative financial instruments are initially recognized at fair value, which is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of derivative financial instruments can be calculated based on market quotations; pricing models that consider current market quotations; or the credit quality of the counterparty.

After their initial recognition, derivative financial instruments are again measured at fair value on the date of the financial statements. Changes in the fair value of derivative financial instruments are recorded in the income for the year, except when these instruments are intended for hedging the cash flow or net investments, whose changes in fair value are recorded in comprehensive income.

The concepts of cash flow, net investment and fair value hedging are applied to all instruments that meet the hedge accounting requirements of IAS 39/CPC38 - Financial Instruments: Recognition and Measurement, including the maintenance of the documentation required and hedge effectiveness testing.

Accounting of cash flow hedge

When a derivative financial instrument hedges the exposure of cash flows of a recognized asset or liability, the foreign currency risk and commodities price fluctuation associated to a transaction whose performance is highly likely, the effective portion of any result (gain or loss) with the derivative financial instrument is directly recognized in the comprehensive result (cash flow hedged reserves). The ineffective portion of any gain or loss is immediately recognized in the income statement.

When a hedge instrument or a hedge relationship is extinct, but the hedged transaction is still expected to occur, the accumulated gains and losses (until that point) remain in the comprehensive income, being reclassified according to the above practice, when the hedge transaction occur. If the hedged transaction is no longer likely to occur, the accumulated gains and losses recognized in the comprehensive income are immediately reclassified to the income statement.

Accounting of fair value hedge

When a derivative financial instrument hedges the exposure to the variability in a fair value of a recognized asset or liability or a firm commitment, any result (gain or loss) with a derivative financial instrument is recognized in the income statement. The hedged item is also recognized by the fair value in relation to the risk being protected, with the respective recognized gains and losses in the income statement. Ambev shall discontinue fair value hedge contabilization when the hedge object expires, is sold, is terminated or exercised.

Accounting of net investment hedge

When a derivative financial instrument hedges a net investment in operations abroad, the effective portion of any result (gain or loss) with the derivative financial instrument is recognized directly in the comprehensive income (conversion reserves), while the ineffective portion is recognized in the income statement.

Derivatives measured at fair value by means of income

Certain derivative financial instruments do not qualify for accounting of hedge. The variations in the fair value of any of these derivative financial instruments are immediately recognized in the income statement.

(x) Nonrecurring items

Nonrecurring items are those that, according to the Management, need to be disclosed separately due to their dimension or levy. In order to determine whether an event or transaction is non recurrent or not, the Management takes into consideration qualitative and quantitative factors, such as the frequency or predictability of the event and of the potential impact on the variation of profits or losses. These items are disclosed in the income statement or separately in the financial statements' explanatory notes. Transactions that may give rise to non recurring items are mainly restructuring, subsidiaries acquisition, impairment loss and gains and losses with the disposal of assets and investments activities.

10.6 – Material items not mentioned in the financial statements

a) the assets and liabilities directly or indirectly held by the Company and not reflected in its balance sheet

The Company has no material assets or liabilities that are not reflected in this document and in its financial statements, including the notes thereto.

b) other items not mentioned in the financial statements

Not applicable since there is no material item not reflected the Company’s financial statements, including the notes thereto.

10.7 – Comments on items not mentioned in the financial statements

a) how do those items change or may change the revenues, expenses, operating income, financial expenses and other items in the financial statements of the Company

As mentioned in item 10.6 above, there are no items that were not mentioned in our financial statements, including the notes thereto.

b) nature and purpose of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

c) nature and amount of the obligations assumed and rights generated to the benefit of the Company as a result of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

10.8 – Business Plan

a) investments (including quantitative and qualitative descriptions of existing investments and anticipated investments, sources of financing for existing and anticipated material investments and divestments), particularly: (i) quantitative and qualitative description of existing and anticipated investments; (ii) sources of financing for investments; and (iii) relevant divestments in progress and anticipated.

i. quantitative and qualitative description of existing and anticipated investments

Our investments in 2016 totaled R$4.1 billion, of which R$2.0 billion invested in Brazil alone in maintenance of our production and distribution capacity, in addition to the expansion of the availability of returnable glass bottles, especially in supermarkets in Brazil.

In 2017, we plan to invest with the purpose of strengthening our commercial platforms and improving our operational excellence through innovations that may put us in a better position to best attend to the consumer market.

ii. sources of financing for investments

The Company has resources from its operating cash flow generation and credit facilities extended by financial institutions in Brazil and other countries.

Additionally, during the meetings held on August 28, 2015, and October 14, 2015, the Company approved the first (1st) issue of debentures not convertible into shares, unsecured, of a single series, in the amount of One billion Reais (R$1,000,000,000.00), intended for public distribution with restricted distribution efforts. Said issue was conducted according to article 1, item I, of Law 12431. Accordingly, the funds raised by the Company will be exclusively allocated to the investment projects (including reimbursements, as provided for in Law 12431) described in the relevant deed of issue, as amended, and included in the scope of the Company’s investment plan (capex).

iii. relevant divestments in progress and anticipated

On this date, there are not any relevant divestments in course or programmed for the future.

b) acquisitions already disclosed of plants, equipment, patents and other assets that may significantly affect the production capacity of the Company

There has been no disclosure of acquisition of plants, equipment, patents or other assets, other than those already described in item 10.8.a above that may significantly affect the production capacity of the Company.

c) new products and services

Over the past few years, the Company invested in launching new products and packs, and intends to continue investing in product innovations. However, because this involves trade secrets, this information may not be disclosed in advance.

In 2014, our principal launches were “Skol Beats Senses” and the limited editions of Bohemia Bela Rosa, Caá-Yari and Japutipa.

In 2015, we launched Skol Ultra and extensions of Brahma Extra in order to address different consumption situations and strengthen the value of Skol and Brahma mother-brands. Additionally, we expanded our near beer portfolio with the launch of Skol Beats Spirit, and improved the experience of consumers at the bars with the launch of Cubo Skol, a new generation of coolers, and Skol Draft, which is already available in over 10,000 points of sales in Brazil. We have also announced an investment of R$180 million in a new technological development center in Rio de Janeiro, seeking to boost product innovation and the development of new liquids and new packages. The development center should start operating in 2017.

In 2016, we kept on aggregating new brands and beverages to the beer and near-beer portfolio, including Bohemia-14 Weiss, Bohemia 838 Pale Ale, Bohemia Aura Lager, Três Fidalgas, new flavors of Colorado and Skol Beats Secret. Among non-alcoholic beverages, the highlight is "Do Bem", an addition made to the group of juices and teas, which launched a new phase in our history. We have also developed AMA, the mineral water whose profit is 100% sent to projects to enable access to drinking water in the semi-arid region in Brazil. These are initiatives which are part of a comprehensive market strategy of meeting the demands of different consumers.

10.9– Other factors with material influence

There were no other factors with material influence in the last three business years.